100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

August 17, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:        Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 53

Dear Mr. Thompson:

Thank you for your telephonic comments on July 19, 2012 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on August 28, 2012.

Comment 1.    Virtus Emerging Markets Debt Fund, page 1, Fees and Expenses. In the Shareholder Fees table, please revise the disclosure of Maximum Deferred Sales Charges applicable to Class A Shares to reflect the redemption penalty described on page 39, including a footnote to the entry indicating the limited circumstances under which it would apply. (Comment applies to all five funds.)

Response 1.    We have revised the disclosure as requested.

Comment 2.    Virtus Emerging Markets Debt Fund, page 2, Fees and Expenses. In your response letter, please confirm that the agreement reflecting the expense limitation described in footnote (c) to the table is or will be filed as part of the registration statement. (Comment applies to all five funds.)

Response 2.    It is our practice to file the funds’ expense limitation agreement as part of the registration statement and we will do so for these funds in a subsequent filing.

Comment 3.    Virtus Emerging Markets Debt Fund, Principal Investment Strategies, page 2. Please revise the principal investment strategies to include the fund’s maturity strategy.

Response 3.    We have revised the disclosure as requested.

Comment 4.    Virtus Emerging Markets Debt Fund, Principal Risks, page 2. With respect to your disclosure of Interest Rate Risk, please add a description of the effect a 1% change in interest rate would have on the fund.

Response 4.    As with other of our fixed income funds, we have included the requested description in the additional information about the fund’s strategies later in the fund’s prospectus (see Item 9 disclosure on page 18). We believe that level of detail requested more appropriately appears with the more detailed description of the fund’s strategies, rather than in the summary section. We have made no change in response to this comment.

Comment 5.    Virtus Emerging Markets Equity Income Fund, page 4. Please revise either the fund’s name or its investment objective to reflect the fund’s focus on achieving income.

Response 5.    The fund’s subadviser selects income-paying equity securities based upon its belief that such securities are more likely to appreciate in value in addition to providing income to the fund. Therefore, because the name of the fund correctly reflects the fund’s focus on income-paying equity securities and the investment objective correctly states that the fund will seek both capital appreciation and income, we believe that it would not be appropriate to change either at this time. In light of this comment, however, we have added the following sentence to the end of the first paragraph under the heading “Principal Investment Strategies”: “It is the belief of the subadviser that those companies offer the best opportunity for capital appreciation as well as superior income generation.”

Comment 6.    Virtus Emerging Markets Equity Income Fund, Principal Investment Strategies, page 5. Please identify the types of “equity securities” the fund may purchase. If the fund intends to invest in equity-related derivatives, please clarify whether such derivatives will be counted as “equity securities” for purposes of the 80% name rule test.

Response 6.    We have revised the disclosure to add: “The equity securities in which the fund invests include common stocks, preferred stocks and American Depositary Receipts (ADRs).” The fund does not presently intend to invest in equity-related derivatives; therefore, we have made no change in response to this portion of the comment.

Comment 7.    Virtus Emerging Markets Equity Income Fund, Principal Investment Strategies, page 5. If the fund intends to invest in derivatives, please describe in your response letter only how such investments will be valued.

Response 7.    The fund does not presently intend to invest in equity-related derivatives.

Comment 8.    Virtus Herzfeld Fund, Principal Investment Strategies, page 8. Please revise principal investment strategies to describe the types of equity and income producing securities in which the fund will invest either directly or indirectly. Also, with respect to investments in equity securities, state whether or not there is a growth or value strategy and what the capitalization strategy is. With respect to investments in short-term instruments, please state the credit rating range to be applied to such investments.

Response 8.    We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 9.    Virtus Herzfeld Fund, Principal Risks, page 8. The Staff notes that there are 31 risks listed in this section, which seems to be too many for purposes of the summary section.

Response 9.    As a fund of funds, at any given time the fund may be invested in a variety of closed-end funds. We believe that it is necessary and appropriate to list each of these risks since a shareholder in the fund will be exposed to each of these risks, depending on the mix of closed-end funds in the fund’s portfolio at any given point in time. We have made no changes in response to this comment.

Comment 10.    Virtus Herzfeld Fund, Principal Investment Strategies and Principal Risks, page 8. Please review adequacy of the derivatives disclosure. Please describe the types of derivatives in which the fund will invest, either directly or indirectly, and for what purpose. The risks disclosure must be directly related to the types and manner to be used.

Response 10.    The fund will not directly invest in derivatives. The fund may indirectly invest in derivatives via closed-end funds that invest in derivatives. Closed-end funds may utilize derivatives in various strategies in order to hedge portfolio risks or attempt to increase yield for investors. The types of derivatives to which the fund would likely be exposed through its investments in closed-end funds include futures, options, forwards and swap agreements. We have added disclosure to the Derivatives Risk disclosure addressing these points.

Comment 11.    Virtus Herzfeld Fund, Principal Risks, page 8. There are a number of risks that do not tie back to types of investments described in the Principal Investment Strategies section. For example, if Emerging Markets Investing Risk is a principal risk of the fund, you must state that the fund may invest in issuers in emerging markets. Please revise accordingly.

Response 11.    We have added disclosure to the Principal Investment Strategies that specifically ties to each of the listed Principal Risks. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 12.    Virtus International Small-Cap Fund, Principal Investment Strategies, page 11. Please add disclosure describing how the fund determines an issuer is “non-U.S.” Also, please clarify how the fund intends to diversify among a number of different countries. Additionally, since you have listed “Emerging Market Investing Risk” as a Principal Risk of the fund, please add disclosure stating that the fund may invest in emerging markets issuers.

Response 12.    We have added the requested disclosure.

Comment 13.    Virtus International Small-Cap Fund, Principal Investment Strategies, page 11. Please provide the market capitalization range of the referenced MSCI ACWI ex USA Small Cap Index in your response letter so that the Staff can determine whether it is an appropriate definition of “small-cap.”

Response 13.    We have revised the fund’s market cap strategy to reference a hard range rather than being tied to an index. Accordingly, we have revised the disclosure to state: “As of the date of the Prospectus, the fund’s subadviser considers small-capitalization companies to be those companies that, at the time of initial purchase, have market capitalizations of between $75 million and $5 billion.” We have also removed the disclosure indicating that the range may vary with market conditions.

Comment 14.    Virtus International Small-Cap Fund, Principal Investment Strategies, page 11. Although the fund indicates that it is subject to “Exchange-Traded Funds (ETFs) Risk,” acquired fund fees and expenses are not shown in the Annual Fund Operating Expenses table. Please explain.

Response 14.    The fund is not expected to invest in ETFs to a degree that would result in acquired fund fees and expenses at a level exceeding the threshold requiring disclosure in the

Annual Fund Operating Expenses table. In fact, we have determined that the use of ETFs will not be a principal strategy of the fund and have removed the associated risk from the Principal Risks section. Instead, we have indicated in the table under Additional Investment Techniques that the fund may use ETFs.

Comment 15.    Virtus Wealth Masters Fund, Principal Investment Strategies, page 14. Please add disclosure stating that the referenced index is created by the subadviser.

Response 15.    We have added the requested disclosure.

Comment 16.    Virtus Wealth Masters Fund, Principal Investment Strategies, page 14. Since the fund indicates that it may invest in issuers with market capitalizations as low as $100 million, please add mention of micro-cap investing risk to the Principal Risks section.

Response 16.    We have added the requested disclosure.

Comment 17.    Virtus Wealth Masters Fund, Principal Risk, page 14. There are a number of risks that do not tie back to types of investments described in the Principal Investment Strategies section. For example, if Equity REIT Securities Risk is a principal risk of the fund, you must state that the fund may invest in equity REITs. Please revise accordingly.

Response 17.    We have revised the disclosure as requested. Additionally, we have determined that the fund will not invest in MLPs and have removed the associated risk from the Principal Risks section.

Comment 18.    Virtus Wealth Masters Fund, Principal Risks, page 14. The fund lists “Industry/Sector Concentration Risk” as a principal risk, although the Principal Investment Strategies section does not indicate that the fund will concentrate its holdings in a particular industry. Please revise accordingly.

Response 18.    We have revised the referenced risk to remove the implication that the fund may “concentrate” its investments in a particular industry or market sector.

Comment 19.    More Information About Investment Objectives and Principal Investment Strategies, page 17. Please clarify the description of how and when shareholders will be advised of changes to a fund’s investment objective.

Response 19.    We have revised the disclosure as requested.

Comment 20.    Virtus Emerging Markets Debt Fund, Principal Investment Strategies, page 18. Please conform the description of fixed income securities to the description in the summary section.

Response 20.    We have revised the disclosure as requested.

Comment 21.    Virtus Herzfeld Fund, Investment Objective, page 21. Please conform the description of the fund’s investment objective to the description in the summary section.

Response 21.    We have revised the disclosure as requested.

Comment 22.    Appendix A, page 50. In the first bullet describing the criteria for the inclusion in the index, please define what is meant by “significant wealth.” Also, please provide further definition of “control position.”

Response 22.    We have added the following disclosure describing the wealth standard: “A wealthy individual is defined as a person whose level of personal assets generally exceeds $500 million, as measured by public data.” As for further definition of “control person,” we believe our reference to having “substantial decision making authority, such as the Chief Executive Officer or Chairman of the Board” is sufficient as these terms are universally recognized as describing high-level leadership positions.

Comment 23.    Appendix A, page 50. Please add prominent disclosure stating that the performance shown is not the performance of the fund.

Response 23.    We have added the requested statement.

Comment 24.    Appendix A, page 50. The Staff has compared the performance shown in Appendix A to that shown on the Index’s website and notes that there are differences. Please explain.

Response 24.    The Average Annual Total Returns shown are actually for the indicated periods ended December 31, 2011, not March 31, 2012 as stated. We have corrected the date and believe that the performance shown is now correct.

Comment 25.    Part B. The Staff notes that there was some confusion about the SAI information provided and whether or not the currently effective SAI was intended to be incorporated by reference.

Response 25.    As described in the explanation page immediately following the facing sheet for the post-effective amendment, Part B (SAI) from the registrant’s post-effective amendment no. 51 filed on January 27, 2012 was incorporated by reference and updated as indicated with the information provided in this most recent post-effective amendment. In order to avoid confusion, we will indicate incorporation by reference in an introduction to any SAI updates included in a filing. Further, it is our intention to fold these updates into the SAI that will be filed under Rule 485B upon effectiveness of this registration statement for the new funds.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

Virtus Herzfeld Fund — Updated Principal Investment Strategies in response to SEC Comments

Under normal circumstances, the fund invests in closed-end investment companies that primarily invest in equity and income producing securities. The investment methodology utilizes a number of factors and consists of both a quantitative and qualitative approach to identify opportunities across the entire universe of closed-end funds. The overall investment philosophy is predicated on recognizing the recurring valuation patterns found in the closed-end fund industry and capitalizing on opportunities in a systematic manner. The strategy seeks to exploit the discount and premium spreads associated with closed-end funds. The fund may also allocate assets to exchange traded funds and/or notes (ETFs and/or ETNs), equity securities, including common and preferred stocks, cash, and/or short term cash equivalents. The fund primarily invests in closed-end funds whose principal investments strategies include one or more of the following:

Domestic Funds

•	Municipal Bond, Build America Bond, Government Bond, Corporate Bond, High Yield Bond

•

Equity — Sector Specific (such as Utilities, Real Estate, MLPs), Equity — Covered Call, Equity — General , Equity — Growth & Income, Equity — Dividend, Equity — Tax-Advantaged, Equity — Preferreds, Equity — Convertible Bond,

•	Loan Participation

•	Mortgage-Backed

•	Multi-Strategy

Non-U.S. Funds

•	Foreign Equity — Country Specific, Foreign Equity — Geographic Region, Global Equity — General, Global Equity — Growth & Income, Global Equity — Dividend,

•	Global Fixed Income

•	Global Multi-Strategy

The closed-end funds that invest in equity securities may or may not use a growth or value strategy and may include funds investing in securities of issuers of any market capitalization. Closed-end funds that invest in non-U.S issuers may include issuers in emerging markets. Closed-end funds that invest in fixed income securities may invest in securities of any credit quality, including those below investment grade (“junk bonds”).